Exhibit 12.1

KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In millions except ratio amounts)

	Year Ended December 31,

	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$894.5	$996.6	$1,004.4	$1,028.3	$271.2
Add:
Fixed charges	595.0	541.5	482.8	467.2	444.7
Amortization of capitalized interest	4.4	4.0	3.8	3.0	2.0
Distributed income of equity investees	199.9	132.2	85.7	75.1	101.6
Less:
Interest capitalized from continuing operations	(14.5)	(12.5)	(32.9)	(48.6)	(31.4)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(0.5)	(0.4)	(0.2)	(0.3)	(0.5)
Income as adjusted	$1,678.8	$1,661.4	$1,543.6	$1,524.7	$787.6

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	548.4	520.1	464.4	446.8	428.5
Add:
Portion of rents representative of the interest factor	46.6	21.4	18.4	20.4	16.2
Fixed charges	$595.0	$541.5	$482.8	$467.2	$444.7

Ratio of earnings to fixed charges	2.82	3.07	3.20	3.26	1.77